Exhibit 17.2

Chauncey E. Schmidt

June 4, 2010

Brian R. Balbirnie
Chairman and Chief Executive Officer
Issuer Direct Corporation
201 Shannon Oaks Circle
Cary, NC 27511

Dear Brian Balbirnie:

It is with regret that I tender my resignation as a Director of Issuer Direct Corporation, a Delaware Corporation (the “Company”); such resignation is to be effective on this 4th day of June 2010. My decision is or was not a result of any disagreement with the policies, practices or procedures of the Company and or its management.

I am grateful for having had the opportunity to serve on the board of this organization since 1993, and I offer my best wishes for its continued success.

Sincerely,

/s/ Chauncey E. Schmidt

Chauncey E. Schmidt
Director